SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission File Number: 0-29083

THREE RIVERS BANCORP 401(K) PLAN

(Full title of the plan)

SKY FINANCIAL GROUP, INC.

221 South Church Street

Bowling Green, Ohio 43402

(419) 327-6300

(Name of issuer of the securities held pursuant to the

plan and address of its principal executive office)

THREE RIVERS BANCORP 401(K) PLAN

INDEPENDENT AUDITOR’S REPORT

To the Board of Trustees

Three Rivers Bancorp 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Three Rivers Bancorp 401(k) Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for each of the three years ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Three Rivers Bancorp 401(k) Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits, for each of the three years ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment as of December 31, 2002 and 2001 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/BARNES, SALY & COMPANY, LLP

BARNES, SALY & COMPANY, LLP

Johnstown, Pennsylvania

June 10, 2003

THREE RIVERS BANCORP 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2002 and 2001

	Participant Directed
	2002		2001
ASSETS
Investments at fair value (Notes 1, 2 and 3):
Investments in securities of participating employers (Note 4)
Sky Financial Group common stock (formerly Three Rivers Bancorp, Inc.) (Note 1)		$518,237		$898,600
Investments in securities of unaffiliated issuers and others
Shares of registered investment companies		3,453,955		4,725,279
Ameriserv Financial, Inc common stock		37,791		86,112
Notes Receivable		180,470		216,623
Money Market		0		735,648

		$4,190,453		$6,662,262

Receivables:
Accrued investment income (Note 4)		$33,689		$33,479
Cash		$932,102		$4,029

Total assets		$5,156,244		$6,699,770

LIABILITIES
None	$		$

Net assets available for benefits		$5,156,244		$6,699,770

See Notes to Financial Statements.

THREE RIVERS BANCORP 401(k) PLAN

STATEME NTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2002, 2001, 2000

	Participant Directed
	2002	2001	2000
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments (Note 3)	$(200,695)	$22,640	$(433,952)
Interest	27,884	45,948	57,342
Dividends (Note 4)	165,863	214,291	339,285

	$(6,948)	$282,879	$(37,325)

Contributions
Participant (Note 7)	$580,362	$472,044	$514,604
Employer	170,148	155,771	143,775
Other	0	0	0

	$750,510	$627,815	$658,379

Total additions	$743,562	$910,694	$621,054
Deductions from net assets attributed to:
Benefits paid to participants	$2,287,088	$329,435	$676,954
Transfer of assets to another plan (Note 7)	0	0	1,054,803

Total deductions	$2,287,088	$329,435	$1,731,757

Net increase (decrease)	$(1,543,526)	$581,259	$(1,110,703)
Net assets available for benefits:
Beginning of year	6,699,770	6,118,511	7,229,214

End of year	$5,156,244	$6,699,770	$6,118,511

See Notes to Financial Statements.

THREE RIVERS BANCORP 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1:    PLAN DESCRIPTION

The following description of Three Rivers Bancorp 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan name was changed in April, 2001 from USBANCORP Western Region 401(k) Plan.

General:

The Plan is a defined contribution plan covering substantially all employees of Three Rivers Bank (Bank) which is a subsidiary of its bank holding company Three Rivers Bancorp, Inc. (Company). Effective October 10, 2001 employees are eligible to participate in the Plan upon attainment of age 18 with no service requirement. Prior to October 10, 2001 employees were eligible to participate in the Plan the January 1 or July 1 following the attainment of age 21 and completion of twelve months of continuing service with at least 1,000 hours. During 2002, the Company was acquired by Sky Financial Group, Inc. The Plan remained in effect subsequent to the merger and all employees eligible to participant remained the same (Note 6). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions:

The employer contributes a matching contribution equal to 50% of each participant’s salary deferral contribution up to 6% of participant compensation.

Additional amounts may be contributed as discretionary contributions at the option of the Company’s board of directors. Participants may contribute from 1% to 20% of their compensation within the limits prescribed by the Internal Revenue Code.

Participant Accounts:

Each participant’s account is credited with the participant’s contribution and an allocation of (a) the employer’s contribution, (b) Plan earnings, and (c) forfeitures of terminated participants’ nonvested accounts. Allocations are based on participant’s earnings and account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

NOTES TO FINANCIAL STATEMENTS

NOTE 1:    PLAN DESCRIPTION (Continued)

Forfeited Accounts:

At December 31, 2002 and 2001 forfeited nonvested accounts totaled $54,277 and $49,504 respectively. During the year 2001 $7,520.58 of forfeited nonvested monies were used as employer contributions.

Vesting:

Participants are immediately vested in their voluntary contributions including rollover and transfer contributions from other qualified plans plus actual earnings thereon. Vesting in the employer’s matching and/or discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. Effective October 10, 2001 a participant is 100% vested after 3 years of credited service. Prior to October 10, 2001 a participant was 100% vested after 5 years of credited service. Automatic vesting applies for attainment of normal or early retirement age, disability during employment or death.

Payment of Benefits:

On termination of service, a participant with an account balance may elect to receive either a lump-sum amount equal to the value of his or her account or an annuity. The plan also provides for normal retirement benefits upon reaching age 65 and has provisions for deferred, surviving spouse, disability and early retirement benefits.

Administrative Expenses:

Certain administrative functions are performed by officers and employees of the Company and Bank. No such officer or employee receives compensation from the Plan. Certain other administrative expenses are paid directly by the Company and Bank.

Investment Options:

Upon enrollment in the Plan, a participant must direct their salary deferral and employer contributions in 5 percent increments in one or more of twenty-two mutual funds, a money market fund, Ameriserv Financial Inc. common stock, Three Rivers Bancorp Inc. (prior to October 2002) and Sky Financial common stock (see Note 4 for related party details and Note 6 for plan merger details).

NOTES TO FINANCIAL STATEMENTS

NOTE 1:    PLAN DESCRIPTION (Continued)

Investment Options: (continued)

The diversified mutual fund investment options include bond and government securities funds and various U.S. and foreign stock funds. Participants may change their investment options any time throughout the year via internet access to Ameriserv Trust and Financial Services Company

The Plan also includes participant notes. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Notes fund. Loan terms range from 1-5 years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Interest rates range from 5.71 percent to 8.33 percent. Principal and interest is paid ratably through semi-monthly payroll deductions.

NOTE 2:    SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition:

The Plan’s investments are stated at fair value. Shares of registered investment companies (mutual funds) are reported at fair value based on the quoted market price of the fund which represents the net asset value of shares held by the Plan at year end. The Ameriserv Financial, Inc. common stock and Sky Financial Group common stock (formerly Three Rivers Bancorp, Inc.) are valued at its quoted market price. Participant notes receivable are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

NOTES TO FINANCIAL STATEMENTS

NOTE 2:    SIGNIFICANT ACCOUNTING POLICIES (Continued)

Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported assets, liabilities and changes therein, and disclosures. Actual results may differ from those estimates.

Payment of Benefits:

Benefits are recorded when paid.

NOTE 3:    INVESTMENTS

The Plan’s investments are participant directed. The following presents investments that represent 5 percent or more of the Plan’s net assets.

	December 31,
	2002		2001
Mutual funds:
Vanguard Short Term Federal, 71,577 shares	$		$750,132
Fidelity Low Priced Stock, 14,248 and 19,122 shares, respectively		358,633	524,328
Vanguard Institutional Index, 4,027 and 4,423 shares, respectively		323,988	463,902
Fidelity Puritan, 25,559 and 30,425 shares, respectively		403,581	537,608
Fidelity Magellan, 9,227 and 11,685 shares, respectively		728,551	1,217,857
Money market:
Goldman Sachs Prime Obligation			735,648
Common stock:
Sky Financial Group, 26,029 shares		518,237
Three Rivers Bancorp, Inc., 71,888 shares			898,600

NOTES TO FINANCIAL STATEMENTS

NOTE 3:    INVESTMENTS (Continued)

During 2002, 2001 and 2000, the Plan’s investments (including investments bought, sold and held during each year) appreciated (depreciated) in value by $(200,695), $22,640 and $(433,952) respectively, as follows:

	2002	2001	2000
Mutual funds	$283,784	$(230,174)	$(291,734)
Sky Financial Group common stock	(598,755)	0	0
Three Rivers Bancorp, Inc. common stock	142,152	241,729	(70,110)
Ameriserv Financial, Inc. common stock	(27,876)	11,085	(72,108)

	$(200,695)	$22,640	$(433,952)

NOTE 4:    RELATED PARTY TRANSACTIONS

Plan’s Trustee:

The Plan’s investments are held by a bank-administered trust fund that until April 1, 2000 was an affiliate of the Plan sponsor. Ameriserv Trust and Financial Services Company has the authority to purchase and sell investments in accordance with participant direction. The cash account is used by the Ameriserv Trust and Financial Services Company to temporarily house uninvested monies.

Investment Activity:

Effective April 1, 2000 through the October 2002 merger with Sky Financial Group (see Note 6 for details), the Plan included an investment option for the Three Rivers Bancorp, Inc. common stock which was the holding company of Three Rivers Bank (the Employer). Subsequent to the merger, the Plan now includes an investment option for Sky Financial Group common stock. The following is a summary of the investment activity of the Three Rivers Bancorp, Inc. common stock:

NOTES TO FINANCIAL STATEMENTS

NOTE 4:    RELATED PARTY TRANSACTIONS (Continued)

	2002	2001
Market value at year end	N/A	$898,600
Number of shares held at end of year	N/A	71,888
Original cost at year end	N/A	$744,037
Purchase price of shares in current year	$244,701	$303,496
Number of shares purchased in current year	16,083	28,420
Sale price of shares in current year	$133,282	$50,545
Number of shares sold in current year	8,804	5,492
Realized gain (loss) on sales in current year	$38,902	$33,703
Unrealized gain (loss) in current year	$103,249	$208,026
Dividend income including accruals	$27,220	$30,393
Accrued dividend income	N/A	$8,582

The following is the investment activity for the Sky Financial Group common stock since the merger in October 2002:

2002
Market value at year end	$518,237
Number of shares held at year end	26,029
Original cost at year end	$1,099,197
Purchase price of shares in current year	$227,189
Number of shares purchased in current year	12,907
Sale price of shares sold in current year	$10,247
Number of shares sold in current year	528
Realized gain (loss) on sales in current year	$(12,102)
Unrealized gain (loss) in current year	$295,887
Dividend income including accruals	$14,986
Accrued dividend income	$5,486

NOTE 5:    INCOME TAX STATUS

The Plan received its latest determination letter on July 18, 2002, relating the GUST amendments, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been terminated since receiving the determination letter; however the Plan Administrator believes the Plan was designed and was operated in compliance with the applicable provisions of the Internal Revenue Code.

NOTES TO FINANCIAL STATEMENTS

NOTE 6:    PLAN MERGER

In October 2002, the Company was acquired by Sky Financial Group (the “Buyer”). As a result, the Employee Benefits Committee of the Buyer amended the Sky Financial Group Profit-Sharing 401(k) Plan (the “New Plan”) to accept the transfer of the net assets of the Plan into the New Plan and to make participants in the Plan eligible to participate in the New Plan effective January 1, 2003. The net assets of the Plan were liquidated and transferred to the New Plan in January 2003 (See Note 9).

Under the terms of the merger agreement, shareholders of the Company’s stock were entitled to receive, in exchange for each share of the Company’s common stock held, either $18.27 in cash or .80 shares of Sky Financial Group common stock or a combination thereof. As of the date of exchange, October 1, 2002, there were 79,167 shares of the Company’s stock owned by the participants of the Plan. Of this total, 62,105 shares were exchanged for the cash option in which the Plan received $1,134,658 and 17,062 shares were exchanged for 13,650 shares of Sky Financial Group common stock with a fair value on date of exchange of $279,825.

NOTE 7:    ROLLOVERS

The following are participant rollovers as a result of employees transferring amounts from other qualified plans. The rollovers are included in the applicable years participant contribution.

2002	$114,096
2001	45,474
2000	115,043

NOTE 8:    RECONCILIATION OF DIFFERENCES BETWEEN THESE FINANCIAL STATEMENTS AND THE FINANCIAL

                   INFORMATION REQUIRED ON FORM 5500

	December 31,
	2002	2001	2000
Net assets available for benefits as presented in these financial statements	$5,156,244	$6,699,770	$6,118,511
Adjustments of:
Benefits payable	0	0	0

Net assets available for benefits as presented in Form 5500	$5,156,244	$6,699,770	$6,118,511

NOTES TO FINANCIAL STATEMENTS

NOTE 8:    RECONCILIATION OF DIFFERENCES BETWEEN THESE FINANCIAL STATEMENTS

                   AND THE FINANCIAL INFORMATION REQUIRED ON FORM 5500 (Continued)

	December 31,
	2002	2001	2000
Net increase (decrease) in net assets available for benefits as presented in these financial statements	$(1,543,526)	$581,259	$(1,110,703)
(Increase) decrease in benefits payable from previous year	0	0	0

Net increase in net assets available for benefits as presented in Form 5500	$(1,543,526)	$581,259	$(1,110,703)

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

NOTE 9:    PLAN TERMINATION/SUBSEQUENT EVENT

Effective January 1, 2003, the Plan was officially terminated and participants of the Plan were transferred to the New Plan. On January 2, 2003 the net assets excluding income receivable of $33,805 were transferred to the New Plan. The income receivable amount was transferred as of January 12, 2003. The total amounts transferred to liquidate the Plan is as follows:

Mutual funds	$3,495,770
Sky Financial Group common stock in kind	523,722
Ameriserv Financial Inc. common stock	36,381
Participant notes receivable in kind	180,470
Cash from sale of money market fund	918,085

$5,154,428

THREE RIVERS BANCORP 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2002

Investment Type and Shares	Description	Cost Value	Fair Value
Common Stock:
13,260 shares	Ameriserv Financial, Inc.	$143,445	$37,791
26,029 shares	Sky Financial Group (formerly Three Rivers Bancorp, Inc. *	1,099,197	518,237

	Total Common Stock	$1,242,642	$556,028

Mutual Funds:
2,049 shares	Clipper	$168,895	$155,157
14,248 shares	Fidelity Low-Priced Stock	340,676	358,633
9,227 shares	Fidelity Magellan	922,885	728,551
25,559 shares	Fidelity Puritan	461,855	403,581
204 shares	Franklin Biotechnology Discovery	9,907	6,801
6,377 shares	Franklin Mutual Beacon	86,347	72,129
177 shares	Goldman Sachs Global Income	2,551	2,581
407 shares	Goldman Sachs Research Select List	2,233	2,029
178 shares	Invesco Financial Services	4,649	4,097
225 shares	Legg Mason Value Trust	10,313	9,141
628 shares	Northern Technology	7,427	4,647
15,247 shares	Pimco Total Return	162,007	162,688
2,771 shares	T. Rowe Price Equity Income	66,530	54,844
8,868 shares	Templeton Foreign	86,066	73,691
6,787 shares	Tweedy, Browne Global Value	132,311	107,297
18,059 shares	Vanguard GNMA	188,524	194,131
170 shares	Vanguard Health Care	19,424	16,352
4,027 shares	Vanguard Institutional Index	448,190	323,988
62,774 shares	Vanguard Short-Term Federal	653,805	671,679
6,716 shares	Vanguard Total Bond Market Index	68,578	69,709
562 shares	Vanguard US Growth	20,211	17,538
637 shares	White Oak Growth Stock	20,679	14,690

	Total Mutual Funds	$3,884,063	$3,453,954

Money Market Fund:	Goldman Sachs Financial Prime Obligations	$0	$0

Notes Receivable:	Participant loans, interest rates of 5.71 to 8.33%, maturity of 1 to 5 years, payable in semi-monthly payments withheld from participants payroll	$180,470	$180,470

	Total Assets Held for Investment	$5,307,175	$4,190,452

* Represents a party in interest.

See Notes to Financial Statements.

THREE RIVERS BANCORP 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2001

Investment Type and Shares	Description	Cost Value	Fair Value
Common Stock:
17,940	Ameriserv Financial, Inc.	$206,149	$86,112
71,888	Three Rivers Bancorp, Inc.*	744,037	898,600

	Total Common Stock	$950,186	$984,712

Mutual Funds:
2,389 shares	Clipper	$194,779	$199,572
19,122 shares	Fidelity Low-Priced Stock	436,946	524,328
11,685 shares	Fidelity Magellan	1,193,244	1,217,857
30,425 shares	Fidelity Puritan	556,773	537,608
37 shares	Franklin Biotechnology Discovery	2,034	2,167
14,306 shares	Franklin Mutual Beacon	197,312	186,698
110 shares	Goldman Sachs Global Income	1,601	1,579
16 shares	Goldman Sachs Research Select List	107	109
103 shares	Invesco Financial Services	2,934	2,797
73 shares	Legg Mason Value Trust	3,959	3,672
81 shares	Northern Technology	1,027	1,010
13,888 shares	Pimco Total Return	147,286	145,271
3,157 shares	T. Rowe Price Equity Income	78,041	74,657
13,581 shares	Templeton Foreign	133,055	125,626
11,472 shares	Tweedy, Browne Global Value	227,929	212,585
16,448 shares	Vanguard GNMA	170,694	170,730
192 shares	Vanguard Health Care	22,889	22,449
4,423 shares	Vanguard Institutional Index	524,161	463,902
71,577 shares	Vanguard Short-Term Federal	743,083	750,132
5,061 shares	Vanguard Total Bond Market Index	51,733	51,314
243 shares	Vanguard US Growth	12,338	11,841
504 shares	White Oak Growth Stock	25,037	19,375

	Total Mutual Funds	$4,726,962	$4,725,279

Money Market Fund:	Goldman Sachs Financial Prime Obligations	$735,648	$735,648

Notes Receivable:	Participant loans, interest rates of 7.16 to 8.50%, maturity of 1 to 5 years, payable in semi-monthly payments withheld from participants payroll	$216,623	$216,623

	Total Assets Held for Investment	$6,629,419	$6,662,262

* Represents a party in interest.

See Notes to Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

THREE RIVERS BANCORP 401(K) PLAN

Date:	June 30, 2003	By:	/s/ Michael Couturier
Michael Couturier Vice President and Director of Employee Benefits Sky Financial Group, Inc.